

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 17, 2024

Julie Andrews
Chief Financial Officer
Orthofix Medical Inc.
3451 Plano Parkway
Lewisville, Texas 75056

> **Re: Orthofix Medical Inc.**
> **Form 10-K For the fiscal year ended December 31, 2023**
> **Filed March 5, 2024**
> **File No. 000-19961**

Dear Julie Andrews:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 10-K For the fiscal year ended December 31, 2023
Consolidated Financial Statements
16. Business Segment Information, page F-31

1.    Please remove your non-GAAP measure Consolidated adjusted EBITDA from your segment footnote, and provide a reconciliation that complies with ASC 280-10-50-30(b), in future filings. In this regard, please provide a total of your two reportable segments' measures of profit and loss and reconcile it to your loss before income taxes. Also refer to Rule 10(e)(1)(ii)(C) of Regulation S-K.

2.    As a related matter, please remove your non-GAAP measure from the Segment Review section in MD&A. In addition, if you elect to present your non-GAAP measure Consolidated adjusted EBITDA in your filing, please start your reconciliation with loss before income taxes, the GAAP measure, and end the reconciliation with Consolidated adjusted EBITDA. Refer to Non-GAAP Financial Measures Compliance & Disclosure Interpretations Question 102.10(a).

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Michael Fay at 202-551-3812 or Li Xiao at 202-551-4391 with any questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and Services